UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              GATEFIELD CORPORATION
--------------------------------------------------------------------------------
                                 (Name of Issuer)


                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                  367339-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Actel Corporation
                             955 East Arques Avenue
                               Sunnyvale, CA 94086
                             Attention: John C. East
                                 (408) 739-1010
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box [ ].

================================================================================
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ACTEL CORPORATION
        77-0097724
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  14,472,692 (1)
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        None
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          14,472,692 (1)
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,472,692 (1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.9% (2)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

(1) Consists of 165,000 shares of Common Stock held by the Reporting Person; 2,000,000 shares of Common Stock issuable upon conversion of 300,000 shares of Series C Convertible Preferred Stock, par value $0.10 ("C Shares"), held by the Reporting Person; and 12,307,692 shares of Common Stock issuable upon conversion of 420,000 shares of Series C-1 Convertible Preferred Stock, par value $0.10 (the "C-1 Shares"), issuable upon conversion of an $8 million Convertible Note ("Note") held by the Reporting Person.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, that there are outstanding (i)
         41,669,197 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon conversion of the C Shares held by the Reporting Person, and (iii) 12,307,692 shares of Common Stock issuable upon conversion of the C-1 Shares issuable upon conversion of the Note held by the Reporting Person.


================================================================================

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, $.10 par value ("Common Stock")
         GateField  Corporation ("Issuer")
         47100  Bayside  Parkway
         Fremont, California 94538

ITEM 2.  IDENTITY AND BACKGROUND.

Reporting Person
----------------

         Name:  Actel Corporation ("Actel")

         State of Incorporation:  California

         Principal Business:  Semiconductors & related devices [3674]

         Address of Principal Business: 955 East Arques Avenue
                                        Sunnyvale, CA  94086

         Address of Principal Office: 955 East Arques Avenue
                                      Sunnyvale, CA  94086

         Actel has not been convicted in a criminal proceeding during the last 5 years.

         Actel has not been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Directors and Executive Officers of Actel
-----------------------------------------

   (a)  Name:
        -----

        1.  John C. East
        2.  Jos C. Henkens
        3.  Jacob S. Jacobsson
        4.  Frederic N. Schwettmann
        5.  Robert G. Spencer
        6.  Henry L. Perret
        7.  Esmat Z. Hamdy
        8.  Carl N. Burrow
        9.  Anthony Farinaro
        10. Paul V. Indaco
        11. Suzanne M. Kinner
        12. Fares N. Mubarak
        13. David L. Van De Hey

        Title:
        ------

        1.  Director, President and Chief Executive Officer
        2.  Director
        3.  Director
        4.  Director
        5.  Director
        6.  Vice President of Finance and Chief Financial Officer
        7.  Senior Vice President of Technology & Operations
        8.  Vice President of Marketing
        9.  Vice President & General Manager of Design Services
        10. Vice President of Worldwide Sales
        11. Vice President of Human Resources
        12. Vice President of Engineering
        13. Vice President & General Counsel and Secretary

   (b)  Residence or Business Address:
        ------------------------------

        1.  955 East Arques Avenue
            Sunnyvale, CA  94086

        2.  485 Romona Street, Suite 200
            Palo Alto, CA  94301

        3.  10905 Technology Place
            San Diego, CA  92127

        4.  2661 Beach Road
            House 72
            Watsonville, CA  95076

        5.  27857 Altamont Circle
            Los Altos, CA  94022

        6.  955 East Arques Avenue
            Sunnyvale, CA  94086

        7.  955 East Arques Avenue
            Sunnyvale, CA  94086

        8.  955 East Arques Avenue
            Sunnyvale, CA  94086

        9.  955 East Arques Avenue
            Sunnyvale, CA  94086

        10. 955 East Arques Avenue
            Sunnyvale, CA  94086

        11. 955 East Arques Avenue
            Sunnyvale, CA  94086

        12. 955 East Arques Avenue
            Sunnyvale, CA  94086

        13. 955 East Arques Avenue
            Sunnyvale, CA  94086

   (c)  Present Principal Occupation:
        -----------------------------

        1.  Director, President and Chief Executive Officer
            Actel Corporation

        2.  General Partner
            Advanced Technology Ventures

        3.  President and Chief Executive Officer
            SCS Corporation

        4.  Retired

        5.  Principal
            The Spencer Group

        6.  Vice President of Finance and Chief Financial Officer
            Actel Corporation

        7.  Senior Vice President of Technology & Operations
            Actel Corporation

        8.  Vice President of Marketing
            Actel Corporation

        9.  Vice President & General Manager of Design Services
            Actel Corporation

        10. Vice President of Worldwide Sales
            Actel Corporation

        11. Vice President of Human Resources
            Actel Corporation

        12. Vice President of Engineering
            Actel Corporation

        13. Vice President & General Counsel and Secretary
            Actel Corporation

   (d)   Convictions in Criminal Proceedings during the last 5 Years:
         ------------------------------------------------------------

              None of the persons listed in paragraph (a) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.


   (e)   Proceedings involving Federal or State Securities Laws:
         -------------------------------------------------------

              None of the persons listed in paragraph (a) above have been parties to any civil proceeding as a result of which such person was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

   (f)   Citizenship:
         ------------

              Each of persons listed in paragraph (a) above is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 25, 1999, Actel purchased the Note from the Issuer. The Note is a convertible promissory note in the aggregate principal amount of $8.0 million. The Note accrues interest at 5.22% per annum, has a five-year term, and is secured by a lien against all the Issuer's assets. The Note is convertible into 420,000 of Issuer's C-1 Shares. The C-1 Shares are in turn convertible into 12,307,692 shares of the Issuer's Common Stock, which is equivalent to $0.65 per share of Common Stock. The Note financing was reported by Actel and the Issuer in a joint press release dated May 25, 1999, which is incorporated herein by reference.

         The source of the funds used by Actel to purchase the Note was Working Capital. As used herein, the term "Working Capital" includes paid-in capital and accumulated earnings and other income. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading, or voting the Note, the C-1 Shares into which the Note is convertible, or the Common Stock into which the C-1 Shares are convertible (collectively, the "Securities").

ITEM 4.  PURPOSE OF TRANSACTION.

         Actel currently holds the Securities as an investment. Actel intends to review its investments in the Issuer on a continuing basis and, depending on various factors (including the Issuer's business, affairs, and financial position; other developments concerning the Issuer; the price level of the Common Stock; conditions in the securities markets; general economic and industry conditions; and alternative investment opportunities, liquidity needs, and other factors, including compliance with applicable rules and regulations), Actel may from time to time take such actions with respect to its investments in the Issuer as it deems appropriate in light of the circumstances existing at the time of the action. Such actions may include, without limitation: the conversion of all or part of the Note into C-1 Shares; the conversion of all or part of the C Shares and/or C-1 Shares into Common Stock; the purchase of additional shares of Common Stock in the open market, in block trades, in privately negotiated transactions, or otherwise; the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by it to one or more purchasers; or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by it.

         Under Section 6 of the Security Agreement between the Issuer and Actel dated May 25, 1999 (the "Security Agreement"), in the event that the Issuer requests Actel to make an additional loan to the Issuer pursuant to an Additional Loan Election and Actel elects not to make such additional loan, Actel has agreed that it will execute a subordination agreement in favor of a third party lender for a loan in an aggregate principal amount not to exceed $4 million. "Additional Loan Election" is defined in Section 1 of the Security Agreement to mean the Issuer's election, at least ninety (90) days prior to the date the Issuer in good faith estimates that the Issuer's balances of cash and cash equivalents will be less than $1 million, but not earlier than January 1, 2000, to request that Actel, in its sole and absolute discretion, make an additional loan in a principal amount requested by the Issuer, but not to exceed $4 million, on the same terms as the Note.

         Except for the agreement described above regarding an Additional Loan Election, Actel has no plans or proposals that relate to or would result in (i) the acquisition of additional securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter or bylaws or actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any actions similar to any of those enumerated above. However, Actel reserves the right to participate, alone or with others, in plans, proposals, or transactions of a similar or different nature with respect to the Issuer.

         Although Actel currently has no firm intention or specific plan to take any of the actions enumerated above, Actel may in the future explore with the directors of the Issuer the possibility of, or seek to influence the directors of the Issuer with respect to, business strategies, legal strategies, tax strategies, mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases, or other extraordinary corporate transactions. However, it should not be assumed that Actel will take any of the foregoing actions or any other action, including, without limitation, providing the Issuer with additional funding.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) Actel beneficially owns 14,472,692 shares of Issuer Common Stock (representing 25.9% of the outstanding shares of such class of securities), which includes 12,307,692 shares of Common Stock issuable upon conversion of the C-1 Shares issuable upon conversion of the Note. To the knowledge of Actel, none of the directors or officers of Actel listed in Item 2 above beneficially own any shares of Issuer Common Stock, except that Anthony Farinaro benefically owns 10,000 shares of Issuer Common Stock (representing less than 00.1% of the outstanding shares of such class of securities).

   (b) Actel has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 14,472,692 shares of Issuer Common Stock benefically owned by Actel.

         Mr. Farinaro has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 10,000 shares of Issuer Common Stock benefically owned by Mr. Farinaro.

    (c)  Not applicable.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to that certain Series C Preferred Stock Purchase Agreement dated as of August 14, 1998, between Actel and the Issuer, Actel purchased, and the Issuer sold and issued to Actel, 300,000 C Shares for an aggregate purchase price of $3,000,000. The C Shares are initially convertible into 2,000,000 shares of Issuer Common Stock and are entitled to certain liquidation and redemption rights pursuant to the Certificate of Designations of the C Shares.

         On May 25, 1999, Actel purchased the Note from the Issuer. Pursuant to its terms, the Note accrues interest at 5.22% per annum, has a five-year term, and is convertible into 420,000 C-1 Shares. Pursuant to the Security Agreement, the Note is secured by a lien against all the Issuer's asset. The C-1 Shares are convertible into 12,307,692 shares of the Issuer's Common Stock, which is equivalent to $0.65 per share of Common Stock, and are entitled to certain liquidation and redemption rights pursuant to the Certificate of Designations of the C-1 Shares.

         Actel is also entitled to certain registration rights pursuant a Registration Rights Agreement between Actel and the Issuer dated August 14, 1998, and amended May 25, 1999. In addition, Actel has a rights of first refusal, pursuant to the Series C Preferred Stock Purchase Agreement as amended May 25, 1999, to purchase its pro rata share of certain new securities the Issuer may wish to sell.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings, or relationships with respect to the shares of Issuer Common Stock beneficially owned by Actel.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   1. Certificate of Designations of Preferred Stock of GateField Corporation to be Designated Series C Convertible Preferred Stock of the Company (filed as Exhibit 3.3 to GateField Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and incorporated herein by this reference).

   2. Series C Preferred Stock Purchase Agreement dated August 14, 1998, between GateField Corporation and Actel Corporation (filed as Exhibit
         4.1 to GateField Corporation's Current Report on Form 8-K/A (File No. 0-13244) on August 31, 1998, and incorporated herein by this reference).

   3. Registration Rights Agreement dated August 14, 1998, between GateField Corporation and Actel Corporation (filed as Exhibit 4.2 to GateField Corporation's Current Report on Form 8-K/A (File No. 0-13244) on August 31, 1998, and incorporated herein by this reference).

   4.    Restated  Certificate of Incorporation  dated August 28, 1998 (filed as
         Exhibit 4.3 to GateField Corporation's Current Report on Form 8-K/A (File No. 0-13244) on August 31, 1998, and incorporated herein by this reference).

   5. Certificate of Correction of Restated Certificate of Incorporation of GateField Corporation dated October 20, 1998 (filed as Exhibit 3.2 to GateField Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and incorporated herein by this reference).

   6. Convertible Promissory Note dated May 25, 1999, in the aggregate principle amount of $8.0 million issued to Actel Corporation (filed as Exhibit 4.1 to GateField Corporation's Current Report on Form 8-K (File No. 0-13244) on May 28, 1999, and incorporated herein by this reference).

   7. Certificate of Designations of the Preferred Stock of GateField Corporation to be designated Series C-1 Convertible Preferred Stock (filed as Exhibit 4.2 to GateField Corporation's Current Report on Form 8-K (File No. 0-13244) on May 28, 1999, and incorporated herein by this reference).

   8. Security Agreement dated May 25, 1999, between GateField Corporation and Actel Corporation (filed as Exhibit 10.1 to GateField Corporation's Current Report on Form 8-K (File No. 0-13244) on May 28, 1999, and incorporated herein by this reference).

   9. Amendment No. 1 to the Series C Preferred Stock Purchase Agreement dated May 25, 1999, between GateField Corporation and Actel Corporation (filed as Exhibit 10.2 to GateField Corporation's Current Report on Form 8-K (File No. 0-13244) on May 28, 1999, and incorporated herein by this reference).

   10. Amendment No. 1 to the Registration Rights Agreement dated May 25, 1999, between GateField Corporation and Actel Corporation (filed as
         Exhibit 10.3 to GateField Corporation's Current Report on Form 8-K (File No. 0-13244) on May 28, 1999, and incorporated herein by this reference).

   11. Joint press release of GateField Corporation and Actel Corporation dated May 25, 1999, regarding the convertible note financing (filed as Exhibit 99.1 to GateField Corporation's Current Report on Form 8-K (File No. 0-13244) on May 28, 1999, and incorporated herein by this reference).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 4, 1999

                                            ACTEL CORPORATION


                                            By: /s/ David L. Van De Hey
                                                -----------------------
                                                David L. Van De Hey
                                                Vice President & General Counsel